Exhibit 99.1

Company announcement – No.16 / 2020

Zealand Pharma’s Annual General Meeting 2020

Copenhagen, April 3, 2020 – Yesterday, Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20045078), held its Annual General Meeting of 2020 at Zealand Pharma A/S, Sydmarken 11, DK-2860 Søborg, Denmark.

At the meeting, all proposals presented to the General Meeting were adopted.

The General Meeting acknowledged the management's report on Zealand's activities in the past financial year and Zealand's audited Annual Report for 2019 was approved. The meeting also approved that the financial result for 2019, i.e. a loss of DKK 571,541,143, was carried forward to the next financial year.

All the incumbent board members were re-elected as recommended by the Nomination Committee. Hence, Zealand's Board of Directors consists of the following members:

•	Alf Gunnar Martin Nicklasson
•	Kirsten Aarup Drejer
•	Alain Munoz
•	Jeffrey Berkowitz
•	Michael John Owen
•	Leonard Kruimer
•	Bernadette Mary Connaughton

After the Annual General Meeting, the Board of Directors constituted itself with Martin Nicklasson and Kirsten Aarup Drejer continuing as Chairman and Vice-Chairman, respectively. The Audit Committee will comprise Martin Nicklasson, Leonard Kruimer, Bernadette Mary Connaughton and Jeffrey Berkowitz, with Leonard Kruimer chairing the Committee.

Martin Nicklasson, Michael J. Owen and Alain Munoz, with Martin Nicklasson as Chairman, will continue to comprise the Remuneration and Compensation Committee.

In addition, an employee election had been conducted prior to the Annual General Meeting and the following employee representatives had thus been elected to the board of directors on a 4-year term:

•	Jens Peter Stenvang	(employee elected)
•	Gertrud K. Rasmussen	(employee elected)
•	Frederik B. Beck	(employee elected)
•	Louise Gjelstrup	(employee elected)

ERNST & YOUNG Godkendt Revisionspartnerselskab was elected as Zealand's new auditor, replacing Deloitte Statsautoriseret Revisionspartnerselskab, as proposed by the Board of Directors in accordance with the recommendation of the Audit Committee.

The Board of Directors was authorized to allow Zealand to acquire, in the period until the next Annual General Meeting, treasury shares directly and/or acquire American Depositary shares for a nominal value of up to 10% of Zealand's share capital from time to time.

Zealand's new Remuneration Policy subject to the new regulation from the implementation of the Shareholders Rights Directive (Directive (EU) 2017/828 of 17 May 2017) in the Danish Companies Act was approved by the General Meeting as proposed by the Board of Directors.

The fees for the Board of Directors for the financial year 2020 were approved by the General Meeting.

The Board of Directors was authorized to increase the share capital of Zealand during the period until 2 April 2025 by way of (i) cash contribution up to nominally DKK 9,013,665 without pre-emption rights, (ii) contribution in kind up to nominally DKK 3,605,466 without pre-emption rights, and (iii) cash contribution, contribution in kind or debt conversion up to nominally DKK 18,027,330 with pre-emption rights.

Finally, the General Meeting approved a new authorization to the Board of Directors to issue warrants during the period until 2 April 2021 with a right to subscribe for shares up to nominally DKK 821,544.

Zealand Pharma A/S

The Board of Directors

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes clinical license collaboration with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.